LEASE AGREEMENT

AGREEMENT FOR LEASE OF PASSENGER RAILWAY EQUIPMENT

THIS AGREEMENT FOR LEASE OF PASSENGER RAILWAY EQUIPMENT ("Lease Agreement") is made and deemed to have been entered into on the fifth (5th) of September, 2013, by and between:

"Lessor"
Mid America Railcar Leasing, L. L. C.
Box 218
Greenwood, IN 46143

"Lessee"
Las Vegas Railway Express, Inc.,
6650 Via Austi Parkway, Suite 140
Las Vegas, NV 89119

PREAMBLE

Lessor represents owners and has authority to make available for lease, certain railroad passenger equipment, as more fully described on the attached Exhibit A; and

Lessee desires to obtain the use of said Equipment (hereinafter referred to collectively as "Equipment", or individually as "Railcars") for a minimum period of thirty-six (36) months for the purpose of carrying and entertaining Lessee's customers and other guests on said Equipment attached to scheduled Amtrak trains; and

Lessor desires to lease to Lessee the Equipment desired by Lessee.

THEREFORE, in consideration of the payment of fees and other costs as set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby agree to the following:

EQUIPMENT LEASE TERMS AND CONDITIONS

1. **LEASE, PAYMENTS AND INITIAL LEASE TERM**. LESSOR hereby leases to LESSEE and LESSEE hereby leases from LESSOR, the Equipment which is Amtrak approved pursuant to the terms and conditions of this Lease Agreement. LESSEE agrees to make all of the payments. LESSEE shall pay the sum of $ 14,000.00 per month per Railcar, as more fully described in the attached Exhibit A, for a total of $28,000.00 per month, together with payment of $ .65 cents per mile for each Railcar, for a total of $1.30 per mile owned by LESSOR and operated by or on behalf of LESSEE, as part of "Monthly Lease Payment(s)". Monthly Lease Payments shall be due as follows: a) The payment of $28,000.00 is due, in advance, on or before each the first day of each month that the Equipment is leased during the "Initial Lease Term" (should the Initial Lease Term commence on a day other than the first day in a month, LESSEE shall pay to LESSOR the pro-rata amount of the Monthly Lease Payment of $28,000.00 for said month on or before the first day of the Initial Lease Term, and b) The payment of $.65 per mile for each Railcar operated by or on behalf of LESSEE, for a total of $1.30 per each such mile, to be paid on or before the 15th day of each succeeding month of use of the Railcars during the Initial Lease term.

The Initial Lease Term shall commence upon execution of this Lease Agreement, and continuing on such date of each month thereafter for the entire Lease term, including any extended or renewal term. The Initial Lease Term shall be equal to three years, and shall be automatically extended on a month-to-month at 125% of the Monthly Lease Payment in effect at the end of said term unless and until terminated by either party hereto giving the other not less than ninety (90) days prior written notice. ALL RENTS SHALL BE PAID WITHOUT NOTICE OR DEMAND AND WITHOUT ABATEMENT, DEDUCTION, SET-OFF OF ANY AMOUNT WHATSOEVER, unless otherwise specifically provided for in this Agreement. Each such Monthly Lease Payment is due and payable on the respective first and fifteenth day of each any every month, whether or not LESSEE is invoiced. Without LESSOR prior written consent, any Monthly Lease Payment of a sum less than due shall not constitute a lease or accord and satisfaction of what is due (or to become due) regardless of any endorsement restriction. If either party declines to execute this Lease, LESSOR may retain any LESSEE monies to include, but not limited to, Security Deposit(s), Monthly Lease Payments, Taxes, Documentation/Filing and commitment fees.

2. **MOBILIZATION FEE, SECURITY DEPOSIT, ADDITIONAL CHARGES**. In addition to Monthly Lease Payments as described above, LESSEE agrees to pay, at the time of execution of this Agreement, a) an amount equal to $78,959.00 as a non-refundable "Mobilization Fee", as more fully described in the attached "Exhibit B", together with b) an amount equal to one Monthly Lease Payment, or $28,000.00, and c) a $20,000 refundable, as outlined more fully below, "Security Deposit". Said Security Deposit shall be retained until the Equipment is returned to the LESSOR, pursuant to paragraph 12 of this Agreement. At its sole discretion, in the event of any LESSEE default, as more fully described in paragraph 13 of this Agreement, LESSOR may retain some or all of said Security Deposit as its partial remedy for any such default, including non-payment of any Monthly Lease Payment. In addition, LESSEE shall pay to LESSOR, in advance and on a monthly basis, due and payable together with the Monthly Lease Payment when said payment is due, the sum of $13,888.00, which represents the cost for only one month of LESSOR providing its staff to accompany, train and maintain the Equipment, with the option of extending it on a case by case basis, with a request in writing from LESSEE To LESSOR, for the duration of the Initial Lease Term and any extensions. Any monies due for other additional charges due LESSOR from LESSEE in connection with this Lease Agreement shall be billed in arrears on the last day of each month and payable on or before the 15th day of each succeeding month.

3. **SELECTION OF EQUIPMENT**. LESSEE acknowledges the selection of the Equipment thereof. Upon receipt thereof LESSEE shall execute LESSOR's certificate of delivery and acceptance. In the event that LESSEE has not executed and delivered to LESSOR such certificate of delivery and acceptance within seven (7) business days after actual delivery of the Equipment, it shall be conclusively presumed, as between LESSOR and LESSEE, that the Equipment is acknowledged to be in good working order and condition and the LESSEE has accepted and is satisfied with the Equipment for all of the intended uses and purposes and LESSEE shall be required to commence

Monthly Lease Payments due on the first of each and every month as more fully described above.

LESSEE AGREES AND ACKNOWLEDGES THAT IT IS THE INTENT OF BOTH PARTIES TO THIS AGREEMENT THAT THIS LEASE QUALIFY AS STATUTORY FINANCE LEASE UNDER ARTICLE 2A OF THE UNIFORM COMMERCIAL CODE. LESSEE REPRESENTS AND ACKNOWLEDGES THAT THE LESSOR HAS NOT SELECTED, MANUFACTURED OR SUPPLIED THE EQUIPMENT AND LESSOR HAS ACQUIRED THE EQUIPMENT OR THE RIGHT TO POSSESSION AND USE OF THE EQUIPMENT SPECIFICALLY FOR LEASE TO LESSEE AT LESSEE'S REQUEST AND DIRECTION IN CONNECTION WITH THIS LEASE. LESSEE, IN LESSEE'S SOLE DISCRETION, SELECTED THE EQUIPMENT AND ONLY LESSEE WILL ACCEPT DELIVERY OF, INSPECT, USE AND MAINTAIN THE EQUIPMENT BY LESSEE.

The Lease provisions contained in the entire agreement between the LESSOR and LESSEE and may not be amended, modified, terminated or otherwise changed, except by prior agreement in writing signed by an executive officer of the LESSOR. Notwithstanding the foregoing, LESSEE hereby authorizes the LESSOR without further notice, to complete the description of the Equipment to be leased and the quantity thereof, to insert the car names and/or numbers or other identification data for the Equipment when determined, to fill any blank spaces of this Lease Agreement and to date this Lease Agreement.

4. **TAXES, FEES and ASSESSMENTS.** LESSEE shall promptly pay when due all licensing, filing and registration fees and all sales, use, personal property, income or any other taxes (other than LESSOR'S income taxes) which may be levied by any taxing authority with respect to the Equipment or the Monthly Lease Payments or other payments due hereunder whether now or hereafter required (including, but not limited to, increase in the rate of such taxes and any penalties, fines, fees or interest imposed in connection therewith).

5. **TITLE; FILINGS.** Title to the Equipment, as well as to any and all improvements made to the Equipment at any time, including during the Initial Lease Term, shall at all times remain with the LESSOR and LESSEE shall at no time make any assertion to the contrary and shall keep the Equipment free and clear of all encumbrances, liens, or levies of any kind or nature and shall defend LESSOR'S title at LESSEE'S expense. LESSEE shall immediately give LESSOR notice in writing of the pendency of any claim to the Equipment adverse to LESSOR'S ownership.

6. **REPRESENTATIONS AND WARRANTIES OF LESSEE.** LESSEE represents and warrants to LESSOR as follows: (i) the Equipment is Leased and will be used exclusively for business purposes, (ii) the financial information provided by LESSEE to LESSOR is, in all respects, true and correct, (iii) LESSEE has read, understands and freely accepts the terms of this Lease, (iv) no representation or warranty whatsoever concerning the Equipment has been made to LESSEE by LESSOR, (v)

LESSEE is duly and validly established under the laws of the state in which it is organized, (vi) the person executing this Lease on behalf of LESSEE has the power, authority and legal right to execute, deliver and perform this Lease, and (vii) LESSEE is qualified to do business in each jurisdiction where the Equipment is located, (viii) LESSEE will comply with all governmental laws, ordinances, regulations, requirements and rules with respect to the use, maintenance and operation of the Equipment.

7. **NO WARRANTIES BY LESSOR. LESSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES WITH RESPECT TO THE EQUIPMENT INCLUDING THOSE OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND DISCLAIMS ANY AND ALL SUCH WARRANTIES OTHER THAN THAT THEY ARE AMTRAK APPROVED.** LESSOR shall not be liable to LESSEE or any other persons to any extent whatsoever for any claim arising out of the manufacture, selection, delivery, possession, use, suitability, operation, return or condition of the Equipment (including, without limitation, latent or other defects whether or not discoverable by LESSEE.) LESSEE agrees to make such claims which may arise directly to the supplier or manufacturer of the Equipment and provided LESSEE is not in default, LESSOR grants to LESSEE the right to assert any and all warranty claims which LESSOR may otherwise have by reason of its purchase and ownership of the Equipment. THIS DISCLAIMER OF WARRANTIES IS FUNDAMENTAL TO THE NATURE OF THIS TRANSACTION, IS EXPRESSLY BARGAINED FOR AND SUCH LESSOR WOULD NOT HAVE ENTERED INTO THE LEASE WITHOUT SUCH DISCLAIMER. THE PENDENCY OF ANY CLAIM BY LESSEE ARISING IN CONNECTION WITH THE EQUIPMENT WHETHER OR NOT COVERED BY ANY WARRANTY SHALL NOT AFFECT THE OBLIGATION OF LESSEE TO MAKE LEASE PAYMENTS.

8. **LOSS, THEFT, DAMAGE, DESTRUCTION.** LESSEE agrees to bear the entire risk of any loss, theft, damage or destruction of the Equipment from event any caused by Lessee. NOTWITHSTANDING THE COMMENCEMENT DATE OF THE TERM OF THIS LEASE WITH RESPECT TO ANY ITEM OF EQUIPMENT, LESSEE AGREES THAT ALL RISK OF LOSS OF THE EQUIPMENT SHALL BE ON LESSEE FROM AND AFTER SHIPMENT OF THE EQUIPMENT TO LESSEE BY THE LESSOR THEREOF. LESSEE agrees that no such loss, theft, damage or destruction, whether upon delivery or thereafter, shall relieve LESSEE of its obligation to pay rent or of any other of its obligations under the Lease. In the event the Equipment is physically damaged to a material extent by any occurrence whatsoever, LESSEE shall immediately notify LESSOR of such damage and, unless LESSOR shall determine, in its sole and absolute discretion, that the Equipment is damaged beyond repair, LESSEE at the sole and absolute option and direction of LESSOR but at LESSEE'S sole expense, shall immediately:

a) Replace the same with like Equipment in good condition and repair and provide LESSOR with clear title thereto; or

b) Pay to LESSOR the total of the following amounts:

    i) All Monthly Lease Payments and other payments due under this Lease at the time of payment plus

    ii) All Monthly Lease Payments and other amounts due under this Lease from date of such payment to the end of the Lease term.

9. **INSURANCE**. LESSEE agrees to procure at its own expense and maintain in force until the Equipment is returned to LESSOR the following insurance with companies and in form acceptable to LESSOR:

A policy of general liability insurance, including bodily injury and property damage, protecting the interest of LESSOR and LESSEE with such limits as LESSOR may specify, naming LESSOR as additional insured.

A policy of all risk, physical damage insurance, including burglary and theft, covering the Equipment for not less than the grater of the replacement value or the original total cost of the Equipment, naming the LESSOR as loss payee.

LESSEE shall furnish to LESSOR satisfactory evidence of the required insurance. The proceeds of any insurance received by LESSOR on account of any loss or casualty which has been satisfied by LESSEE shall be released to LESSEE upon appropriate proof, unless at that time the LESSEE is in default, whereupon LESSOR shall apply such insurance proceeds toward all amounts due under this lease as a result of LESSEE'S default. Such policies of insurance shall provide for at least thirty (30) days written notice of cancellation to Equipment. LESSEE assigns to LESSOR all its rights, title and interest to any insurance policies insuring the Equipment, including all rights to receive the proceeds of insurance not in excess of the unpaid obligations under the Lease plus LESSOR'S estimated residual value of the Equipment at the end of the Lease (discounted as provided in paragraph 8 and directs any insurer to pay all such proceeds directly to LESSOR and authorizes LESSOR to endorse LESSEE'S name on any draft of other instrument for such proceeds.

10. **LOCATION AND LESSORS INSPECTION**. Equipment shall be delivered and thereafter kept at the location which is suitable for the equipment.

11. **ADDITIONS TO AND USE OF EQUIPMENT.** Without LESSOR'S prior written consent, LESSEE shall not make any alterations or additions to the Equipment which would adversely affect the Equipment's intended use or value. All additions, attachments, or replacements made to the Equipment, unless otherwise agreed to in writing by LESSOR, shall become a part of the Equipment. LESSEE, at its expense, shall maintain the Equipment in good operating order and repair in accordance with the manufacturer's recommendations. Supplies required for use of the Equipment are to be provided by LESSEE at its expense and are to meet the Equipment manufacturer's specifications. LESSEE agrees to maintain equipment in same condition as provided at the beginning of the LEASE term and to ensure all

maintenance, routine and otherwise, is provided to maintain Equipment in said condition, including but not limited to, the following:

a. Maintaining proper Freon levels on all air conditioning and refrigeration devices;
b. Repair of Freon leaks;
c. Maintaining proper water levels in water tanks and proper operation of water tank freeze protection;
d. Proper disposal of sanitary waste water from holding tanks;
e. Maintaining proper oil and water levels on the diesel generators and batteries as required;
f. Generator maintenance including filters, belts, tune-ups and repairs due to routine usage as outlined by manufacturer;
g. Air brake system maintenance, including air hoses, connections and valves;
h. Normal wear of brake shoes and brake heads;
i. Bearing lubrication;
j. Carpet and furniture cleaning and repair, to the extent of its delivery to Lessee;
k. Plumbing repairs including, but not limited to, freeze damage of water pipes, fixtures, water heater(s), water tanks, fill valves, and waste water holding tanks and Microphor toilets;
l. Air duct filter including periodical cleaning of ducts at a minimum of at least once a year;
m. Light bulbs;
n. HEP receptacles and jumpers; 27-point receptacles;
o. Providing all consumable items;
p. Flat wheels or wheel spots, shelling (or any other rim defects), flange wear, height or width flange defects, disc defects, or bearing defects. The appearance of any of the above defects in the wheel sets will require replacement by Lessee if due to Lessee's negligence (example: handbrake left on or improper running wear) of the existing wheel sets with like or Amtrak-approved AP-EE wheel sets;
q. The cost of replacing broken/damaged windows with a like glazing material;
r. Providing all diesel fuel for diesel generator(s);
s. Unforeseen damages caused by train handling, debris strike, vandalism and derailment damage;
t. Maintaining cars to Amtrak PC-1 Annual Private Car Inspection standards;
u. Maintain Wi-Fi system in operating condition.

12. **CONCLUSION OF LEASE TERM**. At the conclusion of the term of the Initial Lease Term, or any mutually agreed-upon extension(s), LESSEE shall, at its expense, return the Equipment to LESSOR, in good condition and repair, in working order, ordinary wear and tear permitted, at the address of LESSOR above, or such other location as LESSOR shall direct. In lieu of returning such Equipment to LESSOR, LESSEE agrees that LESSEE will, upon request of LESSOR, store such Equipment on LESSEE'S premises, at a location protected from the weather and elements. If the LESSEE fails to return the Equipment to LESSOR as stated above, for any reason

whatsoever, LESSOR shall retain LESSEE'S Security Deposit, together with any other of LESSEE's funds on deposit with LESSOR, in partial consideration thereof.

13. DEFAULT; REMEDIES. In the event LESSEE (i) fails to make any Monthly Lease Payment when due; breaches any covenant, representation or warranty contained in this Lease Agreement; (ii) makes an assignment for the benefit of creditors or a petition for relief under any bankruptcy or insolvency law is filed by or against LESSEE; (iii) is in default under any other lease, note or obligation; (iv) misrepresents or falsely warrants the financial information given in connection with this Lease Agreement; (v) ceases to operate as a going concern, then LESSOR shall have the right, to exercise any one or more of the following cumulative remedies:

- without notice, the entire amount of the Monthly Lease Payments remaining and other amounts which have accrued hereunder to be paid over the balance of the Initial Lease Term or any extensions, together with all other obligations as herein set forth, shall become immediately due and payable;

- proceed to appropriate court action or actions at law or in equity or in bankruptcy to enforce performance by LESSEE of the covenants and terms of this Lease and/or to recover damages for the breach thereof;

- terminate this Lease;

- whether or not this Lease be so terminated, and without notice to LESSEE, repossess the Equipment wherever found, with or without legal process, without disturbing the peace, and for this purpose LESSOR and/or its agents may enter upon any premises under the control or jurisdiction of LESSEE or any agent of LESSEE without liability for suit, action or proceeding by LESSEE (any damages occasioned by such repossession being hereby expressly waived by LESSEE) and remove the Equipment therefrom; or

- At LESSOR'S sole option, LESSOR may perform for LESSEE and LESSEE will be responsible for cost of performance plus interest thereon.

Notwithstanding the fact that any or all of the Equipment is returned to or repossessed by LESSOR, LESSEE shall remain liable for the entire amount of unpaid Monthly Lease Payment(s), plus all other unpaid sums or charges that accrue prior to the date of LESSEE'S default, together with all costs and expenses incurred by LESSOR as set forth herein, including its reasonable attorneys' fees, with accelerated payments being discounted to present value as of the date of default at an annual discount rate of ten percent (10%).

If LESSEE fails to redeliver any Equipment to LESSOR or LESSOR is unable for any reason to effect repossession of any Equipment, or LESSOR in its sole discretion does not repossess any of the Equipment, then, with respect to such Equipment, LESSEE shall be liable for, in addition the entire amount of unpaid Monthly Lease Payments, LESSOR'S estimated residual value, with both the accelerated payments and residual value being discounted to present value as of the date of default at an annual factor of ten percent (10%), plus all other unpaid sums of charges together with all costs and expenses incurred by, LESSOR including its reasonable attorneys' fees. LESSOR, at its option, may apply the any and all payments, including the Mobilization Fee and Security Deposit, against the LESSEE'S obligations under this Lease.

Any repossession, resale or re-Lease of any Equipment by LESSOR shall not be a bar to the institution of litigation by LESSOR against LESSEE for damages for breach of this Lease, as herein before provided, and the commencement of any obligation or the entry of judgment against LESSEE shall not be a bar of LESSOR'S rights to repossess any or all of the Equipment.

To the extent permitted by applicable law, LESSEE hereby waives any rights now or hereafter conferred by statute or otherwise which may require LESSOR to sell, lease or otherwise use any Equipment in mitigation of LESSEE'S damages, as set forth in this Paragraph or which may otherwise limit or modify any of LESSOR'S rights or remedies under this Paragraph.

In the event that any court of competent jurisdiction determines that any provision of this Lease is invalid or unenforceable in whole or in part, such determination shall not prohibit LESSOR from establishing its damages sustained as a result of any breach of this Lease in any action or proceeding in which LESSOR seeks to recover such damages or the return of the Equipment.

All remedies of LESSOR hereunder are cumulative and may, to the extent permitted by law, be exercised concurrently or separately, and the exercise of any one remedy shall not be deemed to be an election of such remedy or to preclude the exercise of any other remedy. No failure on the part of LESSOR to exercise, and no delay in exercising any right or remedy hereunder preclude. Damages occasioned by LESSOR'S taking possession of Equipment are hereby waived by LESSEE. All legal and equitable, actions between LESSEE and LESSOR can be brought in a court of competent jurisdiction at the said election and determination of LESSOR, and LESSEE consents thereto.

14. **INDEMNITY**. To the fullest extent permitted by law, LESSEE shall indemnify and hold harmless the LESSOR, its assigns, successors, agents and employees, from and against all claims, damages, losses and expenses, including but not limited to attorneys' fees, arising out of or resulting in any way from or related to the Equipment including, without limitation, the manufacture, selection, delivery, possession, use, suitability, operation, return or condition (including, without limitation, latent or other defectors whether or not discoverable by LESSOR). This indemnification shall not be limited in any way by any limitation on the amount or type of damages, compensation or benefits payable by or for the LESSEE under any Workers Compensation or other employee benefit act. LESSEE'S indemnities and liabilities shall continue in full force and effect, notwithstanding the expiration, termination, or cancellation of this Lease for any reason, including without limitation, the expiration of time, operation of law, or otherwise.

15. **ASSIGNMENT**. LESSEE shall not assign or hypothecate this Lease Agreement, and shall not sublet, lend or encumber any Equipment without LESSOR'S prior written consent. The Equipment shall remain personal property regardless of whether affixed to real property, and LESSEE agrees to execute and obtain the execution of all agreements and documents in recordable form by all parties having an interest in real property to which the Equipment is affixed, as LESSOR may request, to protect LESSOR'S title to the Equipment. LESSOR may assign, sell, transfer, mortgage, encumber, or otherwise dispose of this lease of the Equipment in whole or in part without notice or consent of LESSEE. In the event of any such transfer or assignment of the Lease Agreement or the Equipment, LESSEE agrees to pay to the assignee or transferee all sums and to perform all obligations under the Lease Agreement, without defense, offset, or counterclaim whatsoever, including breach of warranty, and such assignee or transferee shall have all the rights and powers of LESSOR, but shall not be obligated to perform any of LESSOR's obligations under this Lease Agreement; provided that no such assignment or transfer shall deprive LESSEE of its right to use the Equipment in accordance with the terms of the Lease. If LESSEE is given notice of any such transfer or assignment, LESSEE agrees to acknowledge receipt thereof in writing and to pay directly to the transferee or assignee all rents and other sums so assigned.

16. **COLLECTION CHARGES; ATTORNEYS' FEES: LESSEE AGREES THAT TIME IS OF THE ESSENCE TO THIS LEASE**. Accordingly, if any part of sum is not paid when due, LESSEE agrees to pay LESSOR upon demand; in the event any Monthly Lease Payment is not received within ten (10) days of the due date, a later charge on the Monthly Lease Payment equal to five (5%); and other amounts allowed by law. In addition, in the event of any act of default under this Lease Agreement by LESSEE, LESSEE agrees to be responsible for and reimburse LESSOR for any reasonable attorneys' fees, courts costs and related expenses incurred by LESSOR in the enforcement of its rights under this Lease Agreement.

17. **APPLICABLE LAW; JURISDICTION AND VENUE; WAIVERS**. This Lease Agreement will be deemed to have been made, executed and delivered in the State of Illinois and shall be governed and construed for all purposes in accordance with the laws of the State of Illinois without giving effect to principals of conflicts of law. LESSEE and Guarantor waive, insofar as permitted by law, trial by jury. LESSEE and Guarantor hereby irrevocably consent that the jurisdiction and venue in any action under this lease shall occur solely in state courts encompassing Cook County, Illinois. LESSEE agrees that any process served for any action or proceeding shall be valid if mailed by regular or certified mail, return receipt requested, with delivery restricted to either the addressee, its registered agent or any agent appointed in writing to accept service of process.

18. **CAPTIONS**. Captions are intended for convenience or reference only, and shall not be construed to alter or vary the text.

19. **SEVERABILITY**. In the event any one or more of the provisions of this Lease Agreement shall for any reason be held invalid or unenforceable, such provision shall

be effective to the extent valid and enforceable, the remaining provisions of this Lease shall remain in full force and effect.

20. **ENTIRE LEASE; CHANGES**. This Lease Agreement contains the entire agreement between the LESSOR and LESSEE and may not be altered, amended, modified, terminated or otherwise changed, except by a writing signed by an executive officer of LESSOR. Each of the parties hereto declare that they have participated in drafting this Lease Agreement and that, accordingly, this Lease Agreement shall not be construed more strongly against any party hereto because it drafted this Lease Agreement.

21. **FURTHER ASSURANCES.**

- LESSEE shall execute and deliver other necessary documents as LESSOR may reasonably require in order to complete this transaction.

- LESSEE hereby appoints LESSOR as LESSEE'S attorney-in-fact to execute any and all documents necessary to carry out the intent of this Lease Agreement; including the loss or damages to the Equipment.

22. **COUNTERPARTS**: This Lease Agreement is executed in two (2) counterparts, each of which is deemed an original of equal dignity with the other and which is deemed one and the same instrument as the other.

23. **NO THIRD PARTY BENEFICIARIES**: Nothing herein shall be construed as conferring upon or giving to any persons, other than the parties hereto, any rights or benefits under or by any reason of this Lease Agreement.

24. **ENTIRE AGREEMENT**: This Lease Agreement supersedes all prior negotiations, discussion, statements and agreements between Lessor and Lessee and constitutes the full, complete and entire agreement between them with respect hereto.

IN WITNESS WHEREOF, the parties have caused these presents to be duly signed, sealed and delivered on the day, month and year first above written.

"Lessor"   "Lessee"

Mid America Railcar Leasing   Las Vegas Railway Express, Inc.
P.O. Box 218   6650 Via Austi Parkway, Suite 140
Greenwood, IN 46143   Las Vegas, NV 89119



By: _____   By: _____

Title: _____   Title: _CEO_____

Date: _____   Date: _9/9/13_____

be effective to the extent valid and enforceable, the remaining provisions of this Lease shall remain in full force and effect.

20. **ENTIRE LEASE; CHANGES**. This Lease Agreement contains the entire agreement between the LESSOR and LESSEE and may not be altered, amended, modified, terminated or otherwise changed, except by a writing signed by an executive officer of LESSOR. Each of the parties hereto declare that they have participated in drafting this Lease Agreement and that, accordingly, this Lease Agreement shall not be construed more strongly against any party hereto because it drafted this Lease Agreement.

21. **FURTHER ASSURANCES.**

- LESSEE shall execute and deliver other necessary documents as LESSOR may reasonably require in order to complete this transaction.

- LESSEE hereby appoints LESSOR as LESSEE'S attorney-in-fact to execute any and all documents necessary to carry out the intent of this Lease Agreement; including the loss or damages to the Equipment.

22. **COUNTERPARTS**: This Lease Agreement is executed in two (2) counterparts, each of which is deemed an original of equal dignity with the other and which is deemed one and the same instrument as the other.

23. **NO THIRD PARTY BENEFICIARIES**: Nothing herein shall be construed as conferring upon or giving to any persons, other than the parties hereto, any rights or benefits under or by any reason of this Lease Agreement.

24. **ENTIRE AGREEMENT**: This Lease Agreement supersedes all prior negotiations, discussion, statements and agreements between Lessor and Lessee and constitutes the full, complete and entire agreement between them with respect hereto.

IN WITNESS WHEREOF, the parties have caused these presents to be duly signed, sealed and delivered on the day, month and year first above written.

"Lessor"   "Lessee"

Mid America Railcar Leasing   Las Vegas Railway Express, Inc.
P.O. Box 218   6650 Via Austi Parkway, Suite 140
Greenwood, IN 46143   Las Vegas, NV 89119

By:    By:

Title: _Om___   Title: _CEO___

Date: _9/17/13___   Date: _9/9/13___

SCHEDULE "A"

EQUIPMENT LIST

This Schedule "A" is hereby attached to and made a part of Lease Agreement by and between Mid America Railcar Leasing, L.L.C., as LESSOR and Las Vegas Railway Express, Inc. as LESSEE.

A) MRLX 800651 – Mojave - table lounge car – Value $325,000 - Mid America – Whiteland, IN

B) MRLX 800644 – Keystone Grill – buffet lounge car – Value $300,000 - Mid America – Whiteland, IN

SCHEDULE "B"

MOBILIZATION FEES

This "Schedule B" is hereby attached to and made a part of this Lease Agreement by and between Mid America Railcar Leasing L.L.C. as LESSOR and Las Vegas Railway Express, Inc. as LESSEE.

Mohave:

General preparation: $14,000.00
(including buff and paint trucks)
Freight expenses (prepaid return transportation)
                           : $18,535.50

Keystone Grill:

General preparation: $14,000.00
(including buff and paint trucks)
Freight expenses (prepaid return transportation)
                             $18,535.50

Additional Expenses:
Staff – 1 month, prepaid @ $13,888.00 $13,888.00
per month, security deposit:

TOTAL: $$78,959.00